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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Company Contact:
Ziv Zviel
CFO
Magic Software Enterprises Ltd.
(972) 538 9219
Ziv_Zviel@magicsoftware.com

Magic Software Reports Third Quarter Financial Results

OR YEHUDA, ISRAEL; November 9, 2006 -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, reported today its results for the quarter ended September 30, 2006 and the first nine months of the year.

Third quarter results

Operational Highlights

•

During the quarter, the board of directors and management  executed a company-wide plan for cost reductions and improvement of operational efficiencies. The plan included  merging of operations, a reduction in force on all levels combined with the shut down of losing activities and branches worldwide.

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Restructuring costs will be registered and expensed entirely in Q3 financials with no further anticipated restructuring costs

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Management expects the positive effects of these measures to take place as soon as Q1/2007, leading the company into operational profit.

Financial Highlights

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Revenue increased by 2% to $15.1 million, compared to $14.8 million in Q3 2005.

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Gross profit decreased by 6% to $7.8 million, compared to $8.3 million in Q3 2005.

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Net loss decreased by 13% to $1.4 million, excluding a one time restructuring charge of $2.1 million, vs. $1.6 million in Q3/2005.

License sales for the quarter reached $3.4 million, an 11% decrease from $3.8 million recorded in the same quarter in 2005. Application sales for the quarter were $1.5 million, a decrease of 32% from the $2.2 million achieved in the comparable 2005 quarter. Revenue from maintenance and support, at $3.9 million, increased 8% from $3.6 million achieved in the same period in 2005. Revenue from consulting and other services, at $6.3 million, increased 21% from $5.2 million achieved in the comparable quarter in 2005.

Results of the first nine months of 2006

Total revenue reached $45.5 million, a decrease of 1% from $46.0 million achieved in the first nine months of 2005. License sales reached $12.2 million, a decrease of 7% from the $13.1 million achieved in the same period last year. Application revenue reached $4.7 million, representing a 25% decrease compared to the same period last year. Maintenance and support revenue was $11.2 million, a 2% increase from the $11.0 million achieved in the comparable period in 2005. Revenue from consulting and other services totaled $17.4 million, a 12% increased compared with the same period in 2005.

Gross profit reached $24.4 million, a 8% decrease compared to the $26.5 million achieved in the comparable period last year. Net loss totaled $2.9 million, excluding $2.1 million of restructuring charges, compared to a net loss of $2.6 million in the first nine months of 2005.

In the third quarter of 2006, Europe accounted for 36% of total revenue, while North America, Japan and rest of the world accounted for 38%, 15% and 11%, respectively. In the first three quarters of 2006, Europe accounted for 36% of total revenue, while North America, Japan and the rest of the world accounted for 36%, 17% and 11% respectively.

Commenting on the quarter’s financial results, David Assia, Magic Software’s CEO and Chairman of the Board said, “Over the last two quarters, our iBOLT sales were lower than our original expectations. Accordingly, we decided to embark on a major restructuring plan in order to align our expenses with our updated revenue forecasts. The plan we’ve recently put in place results in merged functions, a reduced headcount and increased operational efficiency. These re-structuring charges have had a major effect on our results for the third quarter and we currently do not anticipate any further re-structuring charges. In addition we are confident that the steps we have taken will return the company to profitability within a short period of time

“We are continuing to focus on our core development tools and integration suite. We are currently working with approximately 90 channel partners on application integration projects with iBOLT and the success we’re enjoying in this area remains on track. Our SAP partner community continues to grow with now more than 150 business partners offering iBOLT Special Edition for SAP® Business One, added Assia.

Accomplishments:

Business dealings of particular note in the United States this quarter include:

St. Clair County, Illinois, USA

The authorities in St. Clair County, Illinois use Magic Software’s development tools to build applications for the county’s law enforcement agency. County officials recently decided to upgrade to Magic Software’s eDeveloper™ V10 in order to modernize their law enforcement systems for compliance with post 9/11 integrated justice standards.

Advantage Rent A Car

To meet the challenge of integration between their car rental management system and airline web services, Advantage Rent A Car, headquartered in San Antonio, Texas, USA, selected Magic Software’s iBOLT™ integration suite to design and deploy an interface to Continental Airlines OTA Web Service.

Genworth Financial

Genworth Financial is among the largest U.S. insurance and financial services holding companies. Genworth uses Magic Software's eDeveloper to enhance and maintain its proprietary annuities management system. In its latest transaction with Magic Software, Genworth is expanding its use of eDeveloper as it looks ahead to additional Web Services deployments.

Noteworthy transactions in Europe in the third quarter include:

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An IT service provider for the German banking industry has used iBOLT for a service call enhancement project that enables bank employees to initiate and track service requests via email.

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A German fashion retailer has used Magic Software’s iBOLT and eDeveloper for integration amongst the enterprise’s internal systems in order to manage the flow of returned merchandise.

Noteworthy transactions in Israel in the third quarter include:

Israel’s largest health maintenance organization has renewed its site license agreement in a deal valued at $600,000.

Business enterprises and other official entities in Israel that have recently purchased Magic Software’s iBOLT licenses for application integration projects include:

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The Menora insurance company

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The Israeli Ministry of Construction and Housing

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The Tel Aviv municipality

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The Israel Defense Forces

Conference Call

Magic Software will host a conference call today, November 9, 2006. The conference call will begin at 9am EST, 2pm GMT, or 4pm in Israel, to discuss the Company's third quarter financial results. To participate, interested parties should call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 888 407 2553

From Canada: 1 888 604 5839

From Israel: 03 918 0688

All others: +972 3 918 0688

Callers should reference the Magic Software third quarter earnings conference call.

A replay of the conference call will be available approximately 48 hours after the call ends and will be available for three months, at http://www.magicsoftware.com/investors.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) is a software provider of enterprise application development, deployment and integration technology.

The company’s service-oriented platform allows small- and medium-size enterprises to rapidly develop, change, deploy and integrate business solutions with both existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes by aligning their IT with their business operations and accelerating the evolution to a service-oriented architecture. The company’s products are built upon 20 years of R&D and customer experience. Magic technology, products and professional services are available through a global network of subsidiaries and distributors. Through partnerships with more than 2500 ISVs worldwide, Magic Software’s technology is used to deliver solutions to more than 1.5 million customers around the globe.

More information about Magic Software Enterprises can be found at: www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: November 9, 2006

# # #

Consolidated Balance Sheets (US Dollars in Thousands)

	Sep 30, 2006 (Unaudited)	December 31, 2005
Assets
Current assets
Cash and cash equivalents	$7,651	$9,116
Short term deposits	168	368
Short term marketable securities	4,403	4,381
	12,222	13,865
Accounts receivables
Trade receivables	12,943	14,572
Other receivables and prepaid expenses	2,911	2,832
Inventory	228	400
Total current assets	28,304	31,669

Severance pay fund	2,038	2,135
Long term deposits	619	805
Investments in affiliated companies	218	198
Fixed assets, net	6,588	6,955
Goodwill	21,749	20,762
Other assets, net	11,101	11,199
Total assets	$70,617	$73,723

Liabilities
Current liabilities
Short-term bank debt	$4,364	$4,183
Trade payables	3,157	3,319
Accrued expenses and other liabilities	12,670	10,696
Total current liabilities	20,191	18,198

Long-term loans	290	165
Accrued severance pay	2,360	2,527
Minority interests	96	528

Shareholders' equity
Share capital	832	829
Capital surplus	104,967	104,558
Treasury stock	(6,773)	(6,772)
Accumulated deficit	(51,346)	(46,310)
Total shareholders' equity	$47,680	$52,305
Total liabilities and shareholders’ equity	$70,617	$73,723

Unaudited Consolidated Statement of Operations (US Dollars in Thousands)
	Three Months ended Sep 30,		Nine Months ended Sep 30,
	2006	2005	2006	2005
Revenues
Software sales	$3,449	$3,798	$12,226	$13,076
Applications	1,484	2,196	4,666	6,297
Maintenance and support	3,870	3,607	11,204	11,010
Consultancy & other services	6,314	5,167	17,440	15,590
Total Revenues	$15,117	$14,768	$45,536	$45,973

Cost of Revenues
Software sales	$1,260	$1,042	$3,071	$3,076
Applications	815	1,145	2,432	2,804
Maintenance and support	807	585	2,717	2,198
Consultancy & other services	4,430	3,729	12,959	11,346
Total Cost of Revenues	$7,312	$6,501	21,179	19,424

Gross Profit	$7,805	$8,267	$24,357	$26,549

Research & development, net	1,338	826	3,114	2,833
Sales, marketing, and general & administrative expenses	7,532	8,240	22,952	24,953
Depreciation	454	418	1,361	1,306
Restructuring expenses	2,125	-	2,125	-
Operating loss	($3,644)	($1,217)	($5,195)	($2,543)

Financial income (expenses), net	191	(252)	286	(620)
Other income	-	-	-	1,169
Loss before taxes	(3,453)	(1,469)	(4,909)	(1,994)
Taxes on income	55	143	241	503
Loss before minority interests	(3,508)	(1,612)	(5,150)	(2,497)
Minority interests in income of subsidiaries	26	(29)	94	(192)
Equity gain (loss)	(49)	21	20	72
Net Loss	($3,531)	($1,620)	($5,036)	($2,617)

Basic and Diluted loss per Share	($0.11)	($0.05)	($0.16)	($0.08)
Basic and Diluted Weighted Avg. Shares Outstanding (000)	31,210	30,989	31,150	31,098